## Melissa Lucar

**From:** Piesik, Donald <dpiesik@pa.gov>
**Sent:** Thursday, October 05, 2017 10:09 AM
**To:** Melissa Lucar; 'Delfin Rodriguez'
**Subject:** RE: Redline and Clean Offering Docs CF Fund II

Melissa,

The PA Department of Banking and Securities has been apprised of the changes to the offering documents via your email and does not have any further comments at this time.

Thanks,

Don

Donald Piesik | Securities Offerings Analyst
PA Department of Banking and Securities | Corporation Finance Office
17 North 2nd Street, Suite 1500 | Harrisburg, PA 17101
Phone: 717.425.5481 | Fax: 717.783.5122
www.dobs.state.pa.us

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**From:** Melissa Lucar [mailto:m.lucar@geracillp.com]
**Sent:** Thursday, October 5, 2017 12:46 PM
**To:** Piesik, Donald <dpiesik@pa.gov>; 'Delfin Rodriguez' <RodriguezD@dca.lps.state.nj.us>
**Subject:** Redline and Clean Offering Docs CF Fund II

**Melissa L. Lucar, Esq.**
**GERACI LAW FIRM**
90 Discovery
Irvine, California 92618
O: (949) 379-2600
D: (949) 535-1452
m.lucar@geracillp.com
www.geracilawfirm.com

GERACI
LAW FIRM


INNOVATE
FEBRUARY 7-9, 2018
BALBOA BAY RESORT | NEWPORT BEACH, CA
www.geracicon.com/innovate